5321 Corporate Boulevard

Baton Rouge, LA 70808

October 6, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention: Eric McPhee

Re:	Lamar Advertising Company
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-36756

Dear Mr. McPhee:

This letter is submitted on behalf of Lamar Advertising Company (“Lamar” or the “Company”), in response to the comments provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated September 27, 2017 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). Responses to the previous Staff comment letters dated May 26, 2017 and August 25, 2017 were provided in Lamar’s response letters dated June 14, 2017 and September 7, 2017 (the “Prior Letters”). This letter supplements the Prior Letters in response to the additional comments received in the Letter. Set forth below are the Staff’s comments followed by the Company’s responses.

Form 10-K filed February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

(2) Acquisitions, page 59

1.	We note in your response to our prior comment that you amortize your acquired site locations over a 15 year useful life. We also note from your 10-K disclosure that your advertising structures tangible assets have useful lives ranging from 5 to 15 years. Please clarify how the useful lives of these assets were considered in your analysis.

October 6, 2017

Additionally, please tell us how you considered the terms of any ground leases or other legal, regulatory or contractual provisions that may limit the useful life, and provide us with detailed information about the terms of such leases and agreements.

RESPONSE:

As stated in our Form 10-K, the useful lives of our advertising structure tangible assets range from 5 to 15 years. These assets include all three of our advertising display platforms (Outdoor, Transit, and Logo). The assets for our Logo and Transit display platforms are depreciated over the shorter of the contract term or useful life (15 years). Contract terms for our Logo and Transit display platforms can be as short as five years, though that is not common. The assets for our Outdoor platform, namely our advertising structure assets, have either a seven year life for digital structures or 15 year life for static structures.

The assets acquired from Clear Channel Outdoor Holdings, Inc. were comprised primarily of static outdoor advertising structures, which have a useful life of 15 years. Therefore, our site locations were also assigned a useful life of 15 years, as they closely correlate with the corresponding outdoor advertising structures purchased.

The Company acquired approximately 2,500 ground leases from Clear Channel Outdoor. The ground leases acquired had an average remaining term of six years, with current terms ranging from less than one year to greater than 50 years. In determining the useful life of our intangibles, consideration was given to the terms of the ground leases acquired. Our analysis included the current ground lease contractual terms and expected retention factors which are developed from a combination of historical operating experience and specific market expectations.

Other than the contractual terms of ground leases and necessary permits required to operate our billboard structures, there were no other known legal, regulatory or contractual issues affecting the fair value of the acquired assets, intangibles or their respective useful lives, at or subsequent to, the acquisition.

2.	To the extent you have entered into ground lease agreements, please tell us why you have not allocated a portion of the purchase price to separate intangible assets or liabilities for an above-or below-market value of those lease agreements.

RESPONSE:

When completing our fair value analysis for the Clear Channel Outdoor Holdings, Inc. transaction, management considered the need to estimate the fair value of any above- and below-market ground leases acquired.

October 6, 2017

In order to determine if recording an asset or liability was necessary, we noted the estimated maximum fair value of above- and below- market ground leases did not rise to a value that would warrant completing a lease-by-lease analysis in order to create a separate identifiable intangible asset relating to the individual ground leases.

We performed a review of the individual ground leases and noted that: (1) approximately 1,150 were relatively new leases and/or had short remaining contractual terms and (2) approximately 650 ground leases had year-to-year or month-to-month terms and were cancellable by either party with a 30-90 day notice. Our analysis included reviewing the remaining acquired ground leases by comparing the average ground lease costs in each market as a percentage of revenue to the typical benchmarks across thousands of arms-length ground lease transactions.

Based on the analysis described above, we found that there were a small number of ground leases that could potentially have some variation between contractual rent and market rent. Accordingly, we then completed a maximum value calculation to determine the maximum potential above- and below- market value. This analysis indicated that the resulting value of any above- or below-market leasehold interest was immaterial.

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Please contact me at (225) 926-1000 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Sincerely,

/s/ Keith A. Istre

Keith A. Istre

cc:	David Taylor
Locke Lord LLP